EXHIBIT 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges
	YEAR ENDED MARCH 31,
(amounts in thousands)	1999	2000	2001	2002	2003	Nine months ended December 31, 2003

PRE-TAX LOSS FROM CONTINUING OPERATIONS	$ (19,224)	$ (28,848)	$ (74,399)	$ (9,105)	$ (11,403)	$ (1,507)
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FIXED CHARGES:
Interest Expense	-	391	1,456	884	-	-
Rental Expense (33%)	259	387	466	515	510	152

TOTAL FIXED CHARGES	259	778	1,922	1,399	510	152
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EARNINGS:
Pre-tax loss from continuing operations plus fixed charges	$ (18,965)	$ (28,070)	$ (72,477)	$ (7,706)	$ (10,893)	$ (1,355)
	==========	==========	==========	==========	==========	=============

RATIO OF EARNING TO FIXED CHARGES	-	-	-	-	-	-
	==========	==========	==========	==========	==========	=============

Due to losses incurred for the nine months ended December 31, 2003 and years ended March 31, 2003, 2002, 2001, 2001 and 1999 we would have had to generate additional earnings of $1.5 million, $11.4 million, $9.1 million, $74.4 million, $28.8 million and $19.2 million, respectively, to achieve a coverage of 1:1.